BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
May 15, 2007

This Notice of Articles was issued by the Registrar on: May 15, 2007 11:11 AM Pacific Time

Incorporation Number: **BC0343318**

Recognition Date: Incorporated on April 8, 1988

NOTICE OF ARTICLES

Name of Company:

AURIZON MINES LTD. IN ITS ENGLISH FORM AND MINES AURIZON LTEE. IN ITS FRENCH FORM

Translation(s) of Company Name:

French translation - Mines Aurizon Ltee.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 900 510 BURRARD ST
VANCOUVER BC V6C 3A8
CANADA

Delivery Address:
SUITE 900 510 BURRARD ST
VANCOUVER BC V6C 3A8
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 900 510 BURRARD ST
VANCOUVER BC V6C 3A8
CANADA

Delivery Address:
SUITE 900 510 BURRARD ST
VANCOUVER BC V6C 3A8
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BERNER, SARGENT H.

Mailing Address:
2106 EAST KENT AVENUE SOUTH
VANCOUVER BC V5P4X2

Delivery Address:
2106 EAST KENT AVENUE SOUTH
VANCOUVER BC V5P4X2

Last Name, First Name, Middle Name:
FAUCHER, RICHARD R.

Mailing Address:
486 ELIZABETH DR
BEACONSFIELD QUEBEC H9W1H1

Delivery Address:
486 ELIZABETH DR
BEACONSFIELD QUEBEC H9W1H1

Last Name, First Name, Middle Name:
HALL, DAVID P.

Mailing Address:
2277 184TH ST
SURREY BC V4P1M6

Delivery Address:
2277 184TH ST
SURREY BC V4P1M6

Last Name, First Name, Middle Name:
LANG, FRANK A.

Mailing Address:
2523 WESTHILL DRIVE
WEST VANCOUVER BC V7S3A3

Delivery Address:
2523 WESTHILL DRIVE
WEST VANCOUVER BC V7S3A3

Last Name, First Name, Middle Name:
MOORHOUSE, BRIAN

Mailing Address:
2701 -1111 BEACH AVENUE
VANCOUVER BC V6E1T9

Delivery Address:
2701 -1111 BEACH AVENUE
VANCOUVER BC V6E1T9

Last Name, First Name, Middle Name:
NORMAND, ROBERT

Mailing Address:
177 GRANDE COTE
ROSEMERE QC J7A1H5

Delivery Address:
177 GRANDE COTE
ROSEMERE QC J7A1H5

Last Name, First Name, Middle Name:
WALTON, IAN S.

Mailing Address:
1468 30TH STREET
WEST VANCOUVER BC V7V4N8

Delivery Address:
1468 30TH STREET
WEST VANCOUVER BC V7V4N8

Last Name, First Name, Middle Name:
DIONNE, LOUIS

Mailing Address:	**Delivery Address:**
1139 SUMMERLEA STREET OAKVILLE ON L6L 2L8 CANADA	1139 SUMMERLEA STREET OAKVILLE ON L6L 2L8 CANADA

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

May 11, 2007

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached
2.	No Maximum	Preferred Shares	Without Par Value With Special Rights or Restrictions attached
1.	8,050,000	Series "A" Convertible Preferred	Special Rights or Restrictions are attached
2.	1,135,050	Series "B" Convertible Preferred	Special Rights or Restrictions are attached